UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 30 July, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 29 July 2024: Successful conclusion of the decision of the Minister of Forestry, Fisheries and the Environment on Sasol's appeal related to its clause 12A application

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

SUCCESSFUL CONCLUSION OF THE DECISION OF THE MINISTER OF FORESTRY, FISHERIES AND THE ENVIRONMENT ON SASOL'S APPEAL RELATED TO ITS CLAUSE 12A APPLICATION

Shareholders are referred to Sasol's SENS announcement of 8 April 2024 in which it was stated that the Minister of Forestry, Fisheries and the Environment permitted sulphur dioxide (SO2) emissions, generated from the boilers at our Secunda Operations' steam plants, to be regulated on an alternative emission load basis from 1 April 2025 to 31 March 2030. It was further stated that the decision was contingent on the finalisation of a further regulatory requirement for it to take full effect.

On 26 July 2024 Sasol received notification of the concentration-based limits the Minister has determined to be applied with the load-based limit. This decision must be read in conjunction with the decision issued by the Minister on 5 April 2024. Sasol can accordingly continue with the implementation of its load-based integrated solution.

Sasol will apply to the local licensing authority to incorporate the abovementioned limits in the atmospheric emissions license (AEL) for its Secunda Operations, to give effect to the Ministers decision. The varied AEL will enable lawful operations from 1 April 2025.

The decision is available on our website: www.sasol.com

29 July 2024
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 July 2024	By:	/sgd/H Joubert
		Name: H Joubert
		Title: Acting Group Company Secretary